Exhibit 99.1

JD.com Announces Fourth Quarter and Full Year 2016 Results

Beijing, China—March 2, 2017—JD.com, Inc. (NASDAQ: JD), the largest Chinese e-commerce company by revenue, today announced its unaudited financial results for the quarter and full year ended December 31, 2016.

Fourth Quarter and Full Year 2016 Highlights

•                                          Net revenues for the fourth quarter of 2016 were RMB80.3 billion (US$111.6 billion), an increase of 47% from the fourth quarter of 2015. Revenues from services and others, mainly from the company’s e-commerce platform business, for the fourth quarter of 2016 were RMB7.4 billion (US$1.1 billion), an increase of 58% from the fourth quarter of 2015. Net revenues for the full year of 2016 were RMB260.2 billion (US$37.5 billion), an increase of 44% from the full year of 2015. Revenues from services and others increased by 66% in 2016.

•                                          Gross profit for the fourth quarter of 2016 was RMB12.3 billion (US$1.8 billion). Non-GAAP gross profit2 for the fourth quarter of 2016 was RMB12.1 billion (US$1.7 billion), an increase of 58% from RMB7.6 billion in the fourth quarter of 2015. Gross profit for the full year of 2016 was RMB39.5 billion (US$5.7 billion). Non-GAAP gross profit for the full year of 2016 was RMB38.6 billion (US$5.6 billion), an increase of 62% from RMB23.8 billion in the full year of 2015.

•                                          Loss from operations for the fourth quarter of 2016 was RMB441.6 million (US$63.6 million), compared to RMB4.2 billion for the same period last year. Non-GAAP income from operations3 for the fourth quarter of 2016 was RMB489.6 million (US$70.5 million), as compared to non-GAAP loss from operations of RMB840.1 million in the fourth quarter of 2015. Non-GAAP operating margin of JD Mall4 for the fourth quarter of 2016 was 0.8%, compared to 0.04% for the fourth quarter of 2015. Loss from operations for the full year of 2016 was RMB2.1 billion (US$0.3 billion), compared to RMB6.5 billion for the full year of 2015. Non-GAAP income from operations for the full year of 2016 was RMB1.0 billion (US$0.1 billion), as compared to non-GAAP loss from operations of RMB1.6 billion in the full year of 2015. Non-GAAP operating margin of JD Mall for the full year of 2016 was 0.9%, compared to 0.3% for the full year of 2015.

(1) The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the noon buying rate in The City of New York for cable transfers in RMB per US$ as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2016, which was RMB6.9430 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

(2) Non-GAAP gross profit is defined as the difference of net revenues and cost of revenue excluding revenue from business cooperation arrangements with equity investees. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

(3) Non-GAAP income/(loss) from operations is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, and certain other non-cash gain or loss items from income/(loss) from operations. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

(4) Non-GAAP operating margin is calculated by dividing non-GAAP income/(loss) from operations by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. Non-GAAP operating margin of JD Mall is defined to exclude impact of the company’s new businesses and impact of Paipai.com from non-GAAP operating margin of the company for comparative periods. New businesses of the company include JD Finance, O2O (deconsolidated since its merger with Dada Nexus to form New Dada on April 26, 2016), insurance, technology initiatives as well as overseas business (collectively, “New Businesses”).

•                                          EPS and Non-GAAP EPS. Net loss per ADS for the fourth quarter of 2016 was RMB1.26 (US$0.18), compared to RMB5.57 for the fourth quarter of 2015. Non-GAAP net income per ADS for the fourth quarter of 2016 was RMB0.40 (US$0.06), as compared to non-GAAP net loss per ADS of RMB0.48 in the fourth quarter of 2015. Net loss per ADS for the full year of 2016 was RMB2.76 (US$0.40), compared to RMB6.86 for the full year of 2015. Non-GAAP net income per ADS for the full year of 2016 was RMB0.75 (US$0.11), as compared to non-GAAP net loss per ADS of RMB0.62 in the full year of 2015.

•                                          GMV for the fourth quarter of 2016 increased by 46% to RMB209.7 billion (US$30.2 billion) from the core GMV (excluding Paipai.com) of RMB143.2 billion in the fourth quarter of 2015. GMV excluding virtual items5 for the fourth quarter of 2016 totaled RMB206.2 billion (US$29.7 billion), up 50% from the fourth quarter of 2015. GMV for the full year of 2016 was RMB658.2 billion (US$94.8 billion), an increase of 47% compared with the core GMV for the full year of 2015. GMV excluding virtual items increased by 52% year-over-year to RMB644.3 billion (US$92.8 billion) in 2016.

•                                          Operating cash flow for the twelve months ended December 31, 2016 increased 417% to RMB8.8 billion (US$1.3 billion) from RMB1.7 billion in 2015. Free cash flow6, which excludes JD Finance net originations7 included in the operating cash flow, for the twelve months ended December 31, 2016 increased 121% to RMB15.6 billion (US$2.2 billion), compared to RMB7.1 billion in 2015.

•                                          Annual active customer accounts increased by 46% to 226.6 million in the twelve months ended December 31, 2016 from 155.0 million in 2015, excluding unique customers from Paipai.com.

•                                          Fulfilled orders excluding virtual items in the fourth quarter of 2016 were 505.7 million, an increase of 43% from 353.1 million orders fulfilled for the core business excluding virtual items in the same period in 2015. Fulfilled orders placed through mobile accounted for approximately 80% of total orders fulfilled in the fourth quarter of 2016, an increase of more than 70% compared to the same period in 2015. Fulfilled orders excluding virtual items for the full year of 2016 were 1.6 billion, an increase of 55% from 1.0 billion for the full year of 2015. Fulfilled orders placed through mobile accounted for approximately 78.3% of total orders fulfilled in the full year of 2016, an increase of more than 110% compared to the full year of 2015.

“We are very pleased to see continued strong momentum across the board, further demonstrating that our vision of a high-quality e-commerce experience is winning the Chinese market,” said Richard Liu, Chief Executive Officer of JD.com. “Our robust growth reflects the appreciation among Chinese consumers for our commitment to authentic products and unparalleled service. As we look to the future, our focus on superior technology will be the key to further extending our industry leadership.”

“We’re delighted to report very strong top and bottom line growth for the quarter, and margins continued to benefit from the rapidly expanding scale of the JD.com platform,” said Sidney Huang, JD.com’s Chief Financial Officer. “We remain committed to investing in technology and customer service to drive long-term sustainable growth across our established and emerging business areas.”

(5) Virtual items primarily include prepaid phone cards, prepaid game cards, group buying coupons and online travel products.

(6) Free cash flow, a non-GAAP measurement of liquidity, is defined as operating cash flow adding back JD Finance net originations included in operating cash flow and less capital expenditures, which include purchase of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights.

(7) JD Finance net originations primarily include “Jingbaobei,” “Jingxiaodai” and “JD Baitiao” that the company provides to suppliers, merchants and customers, respectively.

Recent Business Developments

•                                          In February 2017, at JD.com’s annual employee meeting, CEO Richard Liu laid out his vision for the company’s next 12 years of operation as a world-class technology leader. Mr. Liu said that JD.com’s relentless focus on developing industry-leading technologies including AI and big data will help further transform the current business through improved efficiency and better user experience, while also laying the groundwork for future areas of growth.

•                                          In December 2016, JD.com added voice shopping functionality to DingDong A1, the flagship version of its voice-enabled smart speaker. JD.com users can now check the status of their orders, listen to product promotions and complete the entire shopping process through voice interaction with the DingDong A1 smart speaker.

•                                          In November 2016, JD.com announced a two-year strategic partnership with global spirits leader Remy Cointreau Group, which will enable JD.com to source products directly from the brand for its direct sales platform. JD.com has increasingly become the go-to choice for purchasing authentic wines and spirits among Chinese consumers.

•                                          To satisfy the demand of Chinese consumers for high-quality imported products, in the fourth quarter of 2016 JD Worldwide expanded its partnerships with top international brands including DHC, Japan’s no.1 direct skincare brand; Calbee, Japan’s most popular cross-border snack producer; Mattel, the world’s largest toy manufacturer; and Too Cool for School, the cutting-edge Korean cosmetics brand.

•                                          In January 2017, JD Finance teamed up with China UnionPay to develop a wide variety of innovative financial solutions for the Chinese market. The two parties will cooperate across a range of sectors, including online payment solutions, co-branded credit cards and rural financing programs. They will also explore opportunities to work together in areas such as risk control, rural e-commerce and big data analysis.

•                                          As of January 31, 2017, JD.com’s joint venture, New Dada, had partnered with 68 Walmart stores and 139 Yonghui stores to provide consumers with speedy premium online grocery shopping experience. New Dada is China’s largest crowdsourcing logistics provider and O2O supermarket platform.

•                                          During the fourth quarter of 2016, JD.com expanded its leadership position in fulfillment capabilities among China’s e-commerce companies. As of December 31, 2016, JD.com operated 256 warehouses covering an aggregate gross floor area of approximately 5.6 million square meters and a total of 6,906 delivery stations and pickup stations across China.

•                                          JD.com had over 120,000 merchants on its online marketplace and a total of 120,622 full-time employees as of December 31, 2016.

Fourth Quarter 2016 Financial Results

GMV and Net Revenues.  GMV from the online direct sales business was RMB114.7 billion in the fourth quarter of 2016, up 46% from the fourth quarter of 2015. GMV from the online marketplace business, excluding virtual items, totaled RMB91.4 billion in the fourth quarter of 2016, an increase of 57% from the fourth quarter of 2015. GMV from electronics and home appliance products was RMB99.9 billion in the fourth quarter of 2016, an increase of 42% from the fourth quarter of 2015, while GMV from general merchandise and others excluding virtual items was RMB106.3 billion in the fourth quarter of 2016, an increase of 59% from the fourth quarter of 2015, and contributed 52% of total GMV excluding virtual items, up from 49% in the fourth quarter of 2015.

For the fourth quarter of 2016, JD.com reported net revenues of RMB80.3 billion (US$11.6 billion), representing a 47% increase from the same period in 2015. Net revenues from online direct sales increased by 46%, while net revenues from services and others increased by 58% in the fourth quarter of 2016, as compared to the fourth quarter of 2015.

Cost of Revenues.  Cost of revenues increased by 45% to RMB67.9 billion (US$9.8 billion) in the fourth quarter of 2016 from RMB46.8 billion in the fourth quarter of 2015. This increase was primarily due to the growth of the company’s online direct sales business, the increased traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers, as well as interest expenses related to JD Finance.

Fulfillment Expenses.  Fulfillment expenses, which primarily include procurement, warehousing, delivery and customer service expenses, increased by 37% to RMB6.2 billion (US$0.9 billion) in the fourth quarter of 2016 from RMB4.5 billion in the fourth quarter of 2015. Fulfillment expenses as a percentage of net revenues decreased to 7.7% compared to 8.3% in the prior year period.

Marketing Expenses.  Marketing expenses increased by 38% to RMB3.7 billion (US$0.5 billion) in the fourth quarter of 2016 from RMB2.7 billion in the fourth quarter of 2015.

Technology and Content Expenses.  Technology and content expenses increased by 36% to RMB1.5 billion (US$0.2 billion) in the fourth quarter of 2016 from RMB1.1 billion in the fourth quarter of 2015.

General and Administrative Expenses.  General and administrative expenses increased by 37% to RMB1.4 billion (US$0.2 billion) in the fourth quarter of 2016 from RMB1.0 billion in the fourth quarter of 2015.

Loss from operations and Non-GAAP income/(loss) from operations.  Loss from operations for the fourth quarter of 2016 was RMB441.6 million (US$63.6 million), compared to RMB4.2 billion for the same period last year. Non-GAAP income from operations for the fourth quarter of 2016 was RMB489.6 million (US$70.5 million) with a margin of 0.6%, as compared to non-GAAP loss from operations of RMB840.1 million with a margin of negative 1.5% in the fourth quarter of 2015. Non-GAAP operating margin of JD Mall for the fourth quarter of 2016 was 0.8%, compared to 0.04% for the fourth quarter of 2015.

Non-GAAP EBITDA8 for the fourth quarter of 2016 totaled RMB1.1 billion (US$0.2 billion) with a non-GAAP EBITDA margin of 1.3%, as compared to non-GAAP EBITDA loss of 0.5 billion with a non-GAAP EBITDA margin of negative 0.9% for the fourth quarter of 2015.

Share of results of equity investees.  Share of results of equity investees for the fourth quarter of 2016 was a loss of RMB1.4 billion (US$0.2 billion), compared to a loss of RMB3.0 billion in the fourth quarter of 2015. The loss for the fourth quarter of 2016 was primarily due to a RMB0.9 billion non-cash impairment in Bitauto, as well as losses picked up from the company’s equity method investments.

(8) Non-GAAP EBITDA is defined as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions, and non-GAAP EBITDA margin is calculated by dividing non-GAAP EBITDA by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Net Loss and Non-GAAP Net Income/(Loss)9.  Net loss for the fourth quarter of 2016 was RMB1.7 billion (US$0.2 billion), compared to RMB7.6 billion for the same period last year. Non-GAAP net income for the fourth quarter of 2016 was RMB546.1 million (US$78.7 million), as compared to non-GAAP net loss of RMB661.7 million in the fourth quarter of 2015.

EPS and Non-GAAP EPS.  Net loss per ADS for the fourth quarter of 2016 was RMB1.26 (US$0.18), compared to RMB5.57 for the fourth quarter of 2015. Non-GAAP net income per ADS for the fourth quarter of 2016 was RMB0.40 (US$0.06) as compared to non-GAAP net loss per ADS of RMB0.48 in the fourth quarter of 2015.

Cash Flow and Working Capital

As of December 31, 2016, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB31.3 billion (US$4.5 billion). For the fourth quarter of 2016, free cash flow of the company was as follows:

	For the three months ended
	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	USD
	(In thousands)
Net cash used in operating activities	(1,066,177)	(2,983,401)	(429,699)
Add: JD Finance net originations included in operating cash flow	2,946,111	3,480,411	501,283
Less: Capital expenditures	(1,614,037)	(1,311,334)	(188,871)
Free cash flow in/(out)	265,897	(814,324)	(117,287)

Net cash used in investing activities was RMB14.6 billion (US$2.1 billion) for the fourth quarter of 2016, consisting primarily of increases in short-term investments of RMB0.3 billion, increases in investment in equity investees and investment securities of RMB1.2 billion, cash paid for capital expenditures of RMB1.3 billion, and increases in loan receivables and other investments of RMB11.2 billion.

Net cash provided by financing activities was RMB12.2 billion (US$1.8 billion) for the fourth quarter of 2016, consisting primarily of net proceeds from JD Finance’s short-term borrowing, nonrecourse securitization debt and other financing activities.

For working capital turnover days, see table under “Supplemental Financial Information and Business Metrics.”

Full Year 2016 Financial Results

GMV and Net Revenues.  GMV for the full year of 2016 from the online direct sales business was RMB372.3 billion, up 46% from the full year of 2015. GMV for the full year of 2016 from the online marketplace business, excluding virtual items, totaled RMB272.0 billion, an increase of 61% from the full year of 2015. GMV from electronics and home appliance products was RMB327.8 billion in the full year of 2016, an increase of 43% from the full year of 2015, while GMV from general merchandise and others excluding virtual items was RMB316.6 billion in the full year of 2016, an increase of 62% from the full year of 2015.

(9) Non-GAAP net income/(loss) is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, and certain other non-cash gain or loss items from net income/(loss), and non-GAAP net margin is calculated by dividing non-GAAP net income/(loss) by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

For the full year of 2016, JD.com reported net revenues of RMB260.2 billion (US$37.5 billion), representing a 44% increase from the full year of 2015. Net revenues from online direct sales increased by 42%, while net revenues from services and others increased by 66% in the full year of 2016, as compared to the full year of 2015.

Cost of Revenues.  Cost of revenues increased by 41% to RMB220.7 billion (US$31.8 billion) in the full year of 2016 from RMB157.0 billion in the full year of 2015. The increase was due to the growth of the company’s direct sales business and the increased traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers, as well as interest expenses related to JD Finance.

Fulfillment Expenses.  Fulfillment expenses, which primarily include procurement, warehousing, delivery and customer service expenses, increased by 50% to RMB21.0 billion (US$3.0 billion) in the full year of 2016 from RMB13.9 billion in the full year of 2015. Fulfillment expenses as a percentage of net revenues increased to 8.1% compared to 7.7% in the prior year primarily due to the strategic expansion into the consumable product category, which has lower average order size.

Marketing Expenses.  Marketing expenses increased by 37% to RMB10.6 billion (US$1.5 billion) in the full year of 2016 from RMB7.7 billion in the full year of 2015.

Technology and Content Expenses.  Technology and content expenses increased by 56% to RMB5.4 billion (US$0.8 billion) in the full year of 2016 from RMB3.5 billion in the full year of 2015.

General and Administrative Expenses.  General and administrative expenses increased by 62% to RMB4.7 billion (US$0.7 billion) in the full year of 2016 from RMB2.9 billion in the full year of 2015.

Loss from operations and Non-GAAP income/(loss) from operations.  Loss from operations in the full year of 2016 was RMB2.1 billion (US$0.3 billion), compared to RMB6.5 billion in the full year of 2015. Non-GAAP income from operations in the full year of 2016 was RMB1.0 billion (US$0.1 billion) with a margin of 0.4%, as compared to non-GAAP loss from operations of RMB1.6 billion with a margin of negative 0.9% in the full year of 2015. Non-GAAP operating margin of JD Mall in the full year of 2016 was 0.9%, compared to 0.3% for the full year of 2015.

Non-GAAP EBITDA in the full year of 2016 totaled RMB3.0 billion (US$0.4 billion) with a non-GAAP EBITDA margin of 1.1%, as compared to non-GAAP EBITDA loss of 0.4 billion with a non-GAAP EBITDA margin of negative 0.2% in the full year of 2015.

Share of results of equity investees.  Share of results of equity investees in the full year of 2016 was a loss of RMB3.1 billion (US$0.5 billion), compared to a loss of RMB3.1 billion in the full year of 2015. The loss in the full year of 2016 was primarily due to a RMB1.8 billion non-cash impairment in investments including Bitauto and Tuniu, as well as losses picked up from the company’s equity method investments.

Net Loss and Non-GAAP Net Income/(Loss).  Net loss for the full year of 2016 was RMB3.5 billion (US$0.5 billion), compared to RMB9.4 billion for the full year of 2015. Non-GAAP net income for the full year of 2016 was RMB1.0 billion (US$0.1 billion), as compared to non-GAAP net loss of RMB0.9 billion in the full year of 2015.

EPS and Non-GAAP EPS.  Net loss per ADS for the full year of 2016 was RMB2.76 (US$0.40), compared to RMB6.86 in the full year of 2015. Non-GAAP net income per ADS for the full year of 2016 was RMB0.75 (US$0.11), as compared to non-GAAP net loss per ADS of RMB0.62 in the full year of 2015.

Segment Revenues

For the full year of 2016, net revenues of the reported segments were as follows:

	For the year ended
	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	USD
	(In thousands)
Net revenues:
JD Mall	180,963,402	258,196,109	37,187,975
New Businesses	2,014,242	4,572,335	658,553
Inter-segment[10]	(1,690,689)	(2,582,669)	(371,982)
Total consolidated net revenues	181,286,955	260,185,775	37,474,546

Cash Flow and Working Capital

For the full year of 2016, free cash flow of the company was as follows:

	For the year ended
	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	USD
	(In thousands)
Net cash provided by operating activities	1,696,322	8,767,017	1,262,713
Add: JD Finance net originations included in operating cash flow	10,664,135	11,304,412	1,628,174
Less: Capital expenditures	(5,299,759)	(4,460,165)	(642,397)
Free cash flow	7,060,698	15,611,264	2,248,490

For the full year of 2016, JD Finance incurred a net cash outflow of RMB39.8 billion (US$5.7 billion) and received a net cash inflow of RMB42.3 billion (US$6.1 billion) through financing activities. As of December 31, 2016, the ending balances of the consumer financing, business financing and supply chain financing were RMB25.3 billion (US$3.6 billion), RMB0.7 billion (US$0.1 billion) and RMB11.5 billion (US$1.7 billion), respectively.

Net cash used in investing activities was RMB48.3 billion (US$7.0 billion) for the full year of 2016, consisting primarily of increases in short-term investments of RMB4.2 billion, increases in investment in equity investees, investment securities and other investments of RMB25.8 billion, cash paid for capital expenditures of RMB4.5 billion, and increase in loan receivables of RMB10.3 billion.

Net cash provided by financing activities was RMB40.7 billion (US$5.9 billion) for the full year of 2016, consisting primarily of net proceeds from the company’s short-term borrowing of RMB5.3 billion and unsecured senior notes of RMB6.4 billion, net proceeds from JD Finance’s nonrecourse securitization debt and other financing activities of RMB28.0 billion, and JD Finance’s Series A financing of RMB6.6 billion, partially offset by the company’s repurchase of its ordinary shares of RMB5.9 billion. For working capital turnover days, see table under “Supplemental Financial Information and Business Metrics.”

(10) The inter-segment eliminations mainly consist of revenues related to payment processing and financing services provided by JD Finance to JD Mall, and promotion and advertising services provided by JD Mall to New Businesses.

Recent Developments

JD Finance Reorganization

On March 1, 2017, JD.com entered into definitive agreements relating to the reorganization of JD Finance, which runs JD.com’s internet finance business. Pursuant to the definitive agreements, JD.com will dispose of all its equity stake of 68.6% in JD Finance so that JD.com will hold neither legal ownership nor effective control of JD Finance, and will receive approximately RMB14.3 billion in cash upon transaction closing and 40% of the future pre-tax profit of JD Finance when JD Finance has a positive pre-tax income on a cumulative basis. In addition, JD.com will be able to convert its profit sharing right with respect to JD Finance into 40% of JD Finance’s equity interest, subject to applicable regulatory approvals.

Richard Liu, JD.com’s Chairman of the Board and Chief Executive Officer, will acquire an approximately 4.3% equity stake of JD Finance at the same price as third-party investors and pursuant to the same set of definitive agreements. Mr. Liu will also obtain a majority of voting rights in JD Finance through his equity stake and voting proxy and/or other arrangement with other investors and ESOP participants.

The transactions contemplated under the definitive agreements are subject to certain closing conditions, and are currently expected to close in mid-2017. Upon the completion of the transactions, it is expected that JD Finance will be deconsolidated from JD.com’s consolidated financial statements.

The Company’s Board of Directors, acting upon the unanimous recommendation of its Audit Committee consisting of independent and disinterested directors, approved the definitive agreements and the transactions contemplated thereunder. The Audit Committee reviewed and considered the terms of the definitive agreements and the transactions with the assistance of its financial and legal advisors.

Share Repurchase Program

In September 2015, JD.com’s Board of Directors authorized a share repurchase program under which the company may repurchase up to US$1.0 billion worth of its ADSs over the following 24 months. As of February 28, 2017, the company had repurchased approximately 31.1 million ADSs for approximately US$777 million.

First Quarter 2017 Guidance

Net revenues for the first quarter of 2017 are expected to be between RMB72.3 billion and RMB74.3 billion, representing a growth rate between 34% and 38% compared with the first quarter of 2016. This forecast reflects JD.com’s current and preliminary expectation, which is subject to change.

Conference Call

JD.com’s management will hold a conference call at 7:30 am Eastern Time on March 2, 2017 (8:30 pm Beijing/Hong Kong Time on March 2, 2017) to discuss the fourth quarter and full year 2016 financial results.

Listeners may access the call by dialing the following numbers:

US Toll Free:	+1-845-675-0437 or +1-866-519-4004
Hong Kong	+852-3018-6771 or 800-906-601
Mainland China	400-6208-038 or 800-8190-121
International	+65-6713-5090
Passcode:	74018494

A replay of the conference call may be accessed by phone at the following numbers until March 10, 2017:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697
International	+61-2-8199-0299
Passcode:	74018494

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.jd.com.

About JD.com, Inc.

JD.com is China’s leading online retailer and the country’s largest Internet company by revenue. The company strives to offer consumers the best online shopping experience. Through its user-friendly website, native mobile apps, and WeChat and Mobile QQ entry points, JD offers consumers a superior shopping experience. The company has the largest fulfillment infrastructure of any e-commerce company in China. As of December 31, 2016, JD.com operated 7 fulfillment centers and 256 warehouses, and in total of 6,906 delivery stations and pickup stations in 2,655 counties and districts across China, staffed by its own employees. JD.com is a member of the NASDAQ100 and a Fortune Global 500 company.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP gross profit, non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per weighted average number of shares and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP gross profit as the difference of net revenues and cost of revenue excluding revenue from business cooperation arrangements with equity investees. The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) as net income/(loss) excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees, gain on disposals of investments and business, income from non-compete agreement, reconciling items on the share of equity method investments, impairment of goodwill, intangible assets and investments.  The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees, gain on disposals of investments and business, income from non-compete agreement, reconciling items on the share of equity method investments, net income attributable to mezzanine classified non-controlling interest shareholders, impairment of goodwill, intangible assets and investments. The company defines free cash flow as operating cash flow adding back JD Finance net originations/(repayments) included in operating cash flow and less capital expenditures, which include purchase of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP gross profit, non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Finance net originations/(repayments) included in operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company also believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Ruiyu Li
Senior Director of Investor Relations

+86 (10) 8912-6805

IR@JD.com

Media

Josh Gartner
VP, International Corporate Affairs

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	17,863,868	19,771,695	2,847,716
Restricted cash	2,114,913	4,391,955	632,573
Short-term investments	2,780,482	7,173,626	1,033,217
Accounts receivable, net(1)(2) (including JD Baitiao of RMB6.7 billion and RMB14.9 billion as of December 31, 2015 and December 31, 2016, respectively)	8,193,665	17,464,408	2,515,398
Advance to suppliers(1)	927,177	1,423,736	205,061
Inventories, net	20,539,543	28,909,438	4,163,825
Loan receivables, net(1) (2)	3,698,488	12,697,915	1,828,880
Investment securities and other investments	—	11,490,369	1,654,957
Prepayments and other current assets	1,486,441	2,198,906	316,707
Amount due from related parties(1)	863,516	1,410,050	203,089
Total current assets	58,468,093	106,932,098	15,401,423
Non-current assets
Property, equipment and software, net	6,233,106	7,397,029	1,065,394
Construction in progress	1,266,992	1,992,123	286,925
Intangible assets, net	5,263,983	8,454,297	1,217,672
Land use rights, net	1,928,192	2,447,511	352,515
Goodwill	29,050	6,541,668	942,196
Investment in equity investees	8,864,249	15,684,721	2,259,070
Investment securities and other investments	1,005,831	8,058,057	1,160,602
Other non-current assets(1)	2,106,673	3,315,715	477,562
Total non-current assets	26,698,076	53,891,121	7,761,936
Total assets	85,166,169	160,823,219	23,163,359

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowing	3,040,209	8,333,317	1,200,247
Nonrecourse securitization debt	579,843	9,389,213	1,352,328
Accounts payable(1) (net of supplier financing of RMB4.7 billion and RMB7.0 billion as of December 31, 2015 and December 31, 2016, respectively)	29,819,341	43,988,087	6,335,602
Advances from customers	7,173,885	11,632,766	1,675,467
Deferred revenues	1,028,350	1,324,389	190,752
Taxes payable	103,211	575,848	82,939
Amount due to related parties	104,726	167,655	24,147
Accrued expenses and other current liabilities	7,178,065	29,431,484	4,239,015
Total current liabilities	49,027,630	104,842,759	15,100,497
Non-current liabilities
Deferred revenues	2,705,164	2,408,465	346,891
Nonrecourse securitization debt	2,753,699	4,077,627	587,300
Unsecured senior notes	—	6,831,012	983,870
Deferred tax liabilities	1,228	907,356	130,686
Other non-current liabilities	—	440,670	63,470
Total non-current liabilities	5,460,091	14,665,130	2,112,217
Total liabilities	54,487,721	119,507,889	17,212,714

Redeemable non-controlling interests	—	7,056,921	1,016,408

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.00002 par value, 100,000,000 shares authorized, 2,938,709 shares issued and 2,836,444 shares outstanding as of December 31, 2016)	358	377	54
Additional paid-in capital	48,393,126	59,258,417	8,534,987
Statutory reserves	55,560	132,938	19,147
Treasury stock	(3)	(5,181,880)	(746,346)
Accumulated deficit	(18,690,910)	(22,190,445)	(3,196,089)
Accumulated other comprehensive income	782,484	1,969,040	283,601
Total JD.com Inc. shareholders’ equity	30,540,615	33,988,447	4,895,354
Non-controlling interests	137,833	269,962	38,883
Total shareholders’ equity	30,678,448	34,258,409	4,934,237
Total liabilities, redeemable non-controlling interests and shareholders’ equity	85,166,169	160,823,219	23,163,359

(1) As of December 31, 2016 and December 31, 2015, the balances of consumer financing, supply chain financing and business financing that affected the balances of accounts receivable, advance to suppliers, loan receivables, amount due from related parties, other non-current assets and accounts payable were as follows:

The balances of consumer financing and business financing of RMB14.3 billion (US$2.1 billion), RMB0.6 billion (US$0.1 billion) as of December 31, 2016 and RMB6.4 billion, RMB0.3 billion as of December 31, 2015, respectively were included in the accounts receivable.

The balances of supply chain financing of RMB1.2 billion (US$0.2 billion) as of December 31, 2016, and RMB0.2 billion as of December 31, 2015, respectively were included in advance to suppliers.

The balances of consumer financing and supply chain financing provided in the marketplace business of RMB9.3 billion (US$1.3 billion), RMB3.4 billion (US$0.5 billion) as of December 31, 2016 and RMB2.6 billion, RMB1.1 billion as of December 31, 2015, respectively were included in loan receivables.

The balances of business financing of RMB0.1 billion (US$0.01 billion) as of December 31, 2016 and RMB0.2 billion as of December 31, 2015, respectively were included amounts due from related parties.

The balances of consumer financing of RMB1.7 billion (US$0.2 billion) as of December 31, 2016 and RMB1.0 billion as of December 31, 2015, respectively were included in other non-current assets.

The balances of supply chain financing of RMB7.0 billion (US$1.0 billion) as of December 31, 2016 and RMB4.7 billion as of December 31, 2015, respectively were net off in the accounts payable.

(2) As JD Finance business has changed from supporting the overall JD platform to an independently operated and self-funded business, accounts receivables from consumers in marketplace resulted from JD Baitiao provided by JD finance are mainly for investment purpose and are reclassified to loan receivables. Accounts receivable balance of RMB1.3 billion as of December 31, 2015 has been reclassified to conform to the current period financial statement presentation.

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations and Non-GAAP Net Income/(Loss) Per ADS

(In thousands, except per share data)

For the three months ended	For the year ended

	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Online direct sales	49,914,650	55,172,944	72,847,736	10,492,256	167,720,984	237,701,986	34,236,207
Services and others	4,692,893	5,552,837	7,405,840	1,066,663	13,565,971	22,483,789	3,238,339
Total net revenues	54,607,543	60,725,781	80,253,576	11,558,919	181,286,955	260,185,775	37,474,546
Operating expenses(3)(4)
Cost of revenues	(46,798,500)	(51,077,961)	(67,941,173)	(9,785,564)	(157,008,329)	(220,698,727)	(31,787,228)
Fulfillment	(4,532,210)	(5,122,940)	(6,210,851)	(894,549)	(13,920,988)	(20,950,501)	(3,017,500)
Marketing	(2,665,241)	(2,192,641)	(3,665,929)	(528,004)	(7,736,172)	(10,573,024)	(1,522,832)
Technology and content	(1,080,054)	(1,462,600)	(1,468,084)	(211,448)	(3,453,804)	(5,380,907)	(775,012)
General and administrative	(1,027,880)	(1,285,817)	(1,409,112)	(202,954)	(2,876,989)	(4,663,383)	(671,667)
Impairment of goodwill and intangible assets related to Paipai.com	(2,750,129)	—	—	—	(2,750,129)	—	—
Total operating expenses	(58,854,014)	(61,141,959)	(80,695,149)	(11,622,519)	(187,746,411)	(262,266,542)	(37,774,239)
Loss from operations	(4,246,471)	(416,178)	(441,573)	(63,600)	(6,459,456)	(2,080,767)	(299,693)
Other income/(expenses)
Share of results of equity investees	(3,038,039)	(469,603)	(1,429,516)	(205,893)	(3,134,283)	(3,144,492)	(452,901)
Interest income	91,923	139,417	170,186	24,512	414,999	481,618	69,367
Interest expense	(60,987)	(71,731)	(63,197)	(9,102)	(82,507)	(259,657)	(37,398)
Others, net	(387,693)	12,812	210,449	30,311	(140,597)	1,709,050	246,154
Loss before tax	(7,641,267)	(805,283)	(1,553,651)	(223,772)	(9,401,844)	(3,294,248)	(474,471)
Income tax benefits /(expenses)	9,199	(2,658)	(112,818)	(16,249)	14,262	(179,500)	(25,853)
Net loss	(7,632,068)	(807,941)	(1,666,469)	(240,021)	(9,387,582)	(3,473,748)	(500,324)
Net loss attributable to non-controlling interests shareholders	(5,486)	(20,161)	(19,795)	(2,851)	(9,566)	(51,591)	(7,431)
Net income attributable to mezzanine classified non-controlling interests shareholders	—	133,810	136,449	19,653	—	444,657	64,044
Net loss attributable to ordinary shareholders	(7,626,582)	(921,590)	(1,783,123)	(256,823)	(9,378,016)	(3,866,814)	(556,937)

Non-GAAP net income/(loss)	(661,664)	268,996	546,099	78,658	(860,055)	1,000,426	144,092

Non-GAAP net income/(loss) attributable to ordinary shareholders	(656,178)	289,157	565,894	81,509	(850,489)	1,052,017	151,523

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations and Non-GAAP Net Income/(Loss) Per ADS

(In thousands, except per share data)

	Three months ended				For the year ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	RMB	USD	RMB	RMB	USD

Net loss per share:
Basic	(2.79)	(0.32)	(0.63)	(0.09)	(3.43)	(1.38)	(0.20)
Diluted	(2.79)	(0.32)	(0.63)	(0.09)	(3.43)	(1.38)	(0.20)

Net loss per ADS:
Basic	(5.57)	(0.64)	(1.26)	(0.18)	(6.86)	(2.76)	(0.40)
Diluted	(5.57)	(0.64)	(1.26)	(0.18)	(6.86)	(2.76)	(0.40)

Non-GAAP net income/(loss) per ADS(5):
Basic	(0.48)	0.20	0.40	0.06	(0.62)	0.75	0.11
Diluted	(0.48)	0.20	0.39	0.06	(0.62)	0.74	0.11

Weighted average number of shares:
Basic	2,736,515	2,879,201	2,834,273	2,834,273	2,735,034	2,804,768	2,804,768
Diluted	2,736,515	2,879,201	2,834,273	2,834,273	2,735,034	2,804,768	2,804,768
Diluted (non-GAAP)	2,736,515	2,914,658	2,874,359	2,874,359	2,735,034	2,851,901	2,851,901

(3) Includes share-based compensation expenses as follows:
Fulfillment	(58,625)	(103,731)	(118,123)	(17,013)	(184,733)	(387,073)	(55,750)
Marketing	(17,015)	(24,991)	(28,715)	(4,136)	(50,091)	(97,604)	(14,058)
Technology and content	(93,443)	(144,849)	(176,581)	(25,433)	(234,165)	(554,859)	(79,916)
General and administrative	(309,003)	(328,433)	(413,112)	(59,501)	(724,956)	(1,304,249)	(187,851)

(4) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(5,616)	(44,996)	(44,996)	(6,481)	(22,163)	(105,231)	(15,156)
Marketing	(309,156)	(307,759)	(307,759)	(44,327)	(1,225,318)	(1,222,214)	(176,036)
Technology and content	(5,987)	(20,923)	(20,661)	(2,976)	(23,748)	(45,909)	(6,612)
General and administrative	(45,445)	(77,314)	(77,314)	(11,136)	(180,118)	(248,023)	(35,723)

(5) Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands)

	For the three months ended				For the year ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by/(used in) operating activities	(1,066,177)	6,590,470	(2,983,401)	(429,699)	1,696,322	8,767,017	1,262,713
Net cash used in investing activities	(5,695,028)	(21,025,692)	(14,557,837)	(2,096,765)	(5,790,525)	(48,268,577)	(6,952,121)
Net cash provided by financing activities	3,075,344	2,859,851	12,186,477	1,755,218	4,700,273	40,699,471	5,861,943
Effect of exchange rate changes on cash and cash equivalents	228,148	28,329	291,861	42,037	343,147	709,916	102,249
Net increase/(decrease) in cash and cash equivalents	(3,457,713)	(11,547,042)	(5,062,900)	(729,209)	949,217	1,907,827	274,784
Cash and cash equivalents at beginning of period	21,321,581	36,381,637	24,834,595	3,576,925	16,914,651	17,863,868	2,572,932
Cash and cash equivalents at end of period	17,863,868	24,834,595	19,771,695	2,847,716	17,863,868	19,771,695	2,847,716

Net cash provided by/(used in) operating activities	(1,066,177)	6,590,470	(2,983,401)	(429,699)	1,696,322	8,767,017	1,262,713
Add: JD Finance net originations/(repayments) included in operating cash flow	2,946,111	(176,988)	3,480,411	501,283	10,664,135	11,304,412	1,628,174
Less: Capital expenditures	(1,614,037)	(994,742)	(1,311,334)	(188,871)	(5,299,759)	(4,460,165)	(642,397)
Free cash flow in/(out)	265,897	5,418,740	(814,324)	(117,287)	7,060,698	15,611,264	2,248,490

As JD Finance business has changed from supporting the overall JD platform to an independently operated and self-funded business, loans to consumers and merchants in marketplace business and third parties are made mainly for investment purpose. Accordingly cash flows resulted from loan receivables are reclassified from operating activities in cash flows to investing activities in cash flows. Cash flows resulted from loan receivables of RMB1.3 billion and RMB3.5 billion for the fourth quarter of 2015 and the full year of 2015 have been reclassified from operating activities to investing activities in cash flow statements. Free cash flow remains the same for all the presented and prior periods.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q1 2015	Q2 2015	Q3 2015	Q4 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016

Free cash flow - trailing twelve months (“TTM”) (in RMB billions)	2.1	6.6	5.6	7.1	7.7	11.0	16.7	15.6
Inventory turnover(6) — TTM	35.3	36.4	36.4	36.9	37.3	38.5	37.7	38.0
Accounts payable turnover(7) — TTM	41.9	43.6	44.5	44.6	46.3	49.8	52.1	52.6
Accounts receivable turnover(8) — TTM	3.1	3.2	3.2	3.2	3.1	3.1	3.3	3.3
GMV(9) (10) excluding virtual items (in RMB billions)	78.7	103.3	105.5	137.0	125.5	157.1	155.6	206.2
Orders fulfilled(9) (11) excluding virtual items (in millions)	175.6	240.0	258.1	353.1	313.0	373.4	401.2	505.7
Annual active customer accounts(9) (12) (in millions)	97.8	114.0	126.9	155.0	169.1	188.1	198.7	226.6

(6) Inventory turnover days are the quotient of average inventory over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days.

(7) Accounts payable turnover days are the quotient of average accounts payable over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts payable turnover days for the online direct sales business excluding the impact from supplier financing.

(8) Accounts receivable turnover days are the quotient of average accounts receivable over five quarter ends to total net revenues of the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from consumer financing.

(9) Selected operating data for all presented periods excludes the impact of Paipai.com.

(10) GMV is defined as the total value of all orders for products and services placed in the company’s online direct sales business and on the company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes the value from orders placed on the company’s website and mobile applications as well as orders placed on third-party mobile applications that are fulfilled by the company or third-party merchants who are enabled by the company’s marketplaces. The company’s calculation of GMV includes shipping charges paid by buyers to sellers and excludes any transactions in the company’s B2C business with order value exceeding RMB2,000 that are not ultimately sold or delivered. If the company’s calculation of GMV includes total value of all orders for products and services placed in the company’s online direct sales business and on the company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned and shipping charges paid by buyers to sellers, and excludes products or services with list prices above RMB100,000 as well as transactions conducted by buyers who make purchases exceeding RMB1,000,000 in the aggregate in a single day (similar to the practice of the company’s major industry peer), the company’s GMV for the fourth quarter and the full year of 2016 would have been RMB303.0 billion and RMB939.2 billion, respectively.

(11) Orders fulfilled are defined as the total number of orders delivered, including the orders for products and services sold in the company’s online direct sales business and on the company’s online marketplaces, net of orders returned.

(12) Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online direct sales or online marketplaces.

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended				For the year ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenues	54,607,543	60,725,781	80,253,576	11,558,919	181,286,955	260,185,775	37,474,546
Less: Cost of revenues	(46,798,500)	(51,077,961)	(67,941,173)	(9,785,564)	(157,008,329)	(220,698,727)	(31,787,228)
Gross profit	7,809,043	9,647,820	12,312,403	1,773,355	24,278,626	39,487,048	5,687,318
Reversal of: Revenue from business cooperation arrangements with equity investees	(188,050)	(235,791)	(256,073)	(36,882)	(520,351)	(927,905)	(133,646)
Non-GAAP gross profit	7,620,993	9,412,029	12,056,330	1,736,473	23,758,275	38,559,143	5,553,672

Loss from operations	(4,246,471)	(416,178)	(441,573)	(63,600)	(6,459,456)	(2,080,767)	(299,693)
Reversal of: Revenue from business cooperation arrangements with equity investees	(188,050)	(235,791)	(256,073)	(36,882)	(520,351)	(927,905)	(133,646)
Add: Share-based compensation	478,086	602,004	736,531	106,083	1,193,945	2,343,785	337,575
Add: Amortization of intangible assets resulting from assets and business acquisitions	366,204	450,992	450,730	64,920	1,451,347	1,621,377	233,527
Add: Impairment of goodwill, intangible assets	2,750,129	—	—	—	2,750,129	—	—
Non-GAAP income/(loss) from operations	(840,102)	401,027	489,615	70,521	(1,584,386)	956,490	137,763
Add: Depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions	374,405	531,316	569,491	82,022	1,167,714	2,011,969	289,784
Non-GAAP EBITDA	(465,697)	932,343	1,059,106	152,543	(416,672)	2,968,459	427,547

Total net revenues	54,607,543	60,725,781	80,253,576	11,558,919	181,286,955	260,185,775	37,474,546

Non-GAAP operating margin	-1.5%	0.7%	0.6%	0.6%	-0.9%	0.4%	0.4%

Non-GAAP EBITDA margin	-0.9%	1.5%	1.3%	1.3%	-0.2%	1.1%	1.1%

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended				For the year ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net loss	(7,632,068)	(807,941)	(1,666,469)	(240,021)	(9,387,582)	(3,473,748)	(500,324)
Add: Share-based compensation	478,086	602,004	736,531	106,083	1,193,945	2,343,785	337,575
Add: Amortization of intangible assets resulting from assets and business acquisitions	366,204	450,992	450,730	64,920	1,451,347	1,621,377	233,527
Add: Reconciling items on earning from equity method investments(13)	85,680	157,048	206,974	29,810	174,102	539,325	77,679
Add: Impairment of goodwill, intangible assets and investments	6,228,484	122,530	1,094,780	157,682	6,228,484	2,178,538	313,775
Reversal of: Revenue from business cooperation arrangements with equity investees	(188,050)	(235,791)	(256,073)	(36,882)	(520,351)	(927,905)	(133,646)
Reversal of: Gain on disposals of investments and business	—	—	—	—	—	(1,227,760)	(176,834)
Reversal of: Income from non-compete agreement	—	(19,846)	(20,374)	(2,934)	—	(53,186)	(7,660)
Non-GAAP net income/(loss)	(661,664)	268,996	546,099	78,658	(860,055)	1,000,426	144,092

Total net revenues	54,607,543	60,725,781	80,253,576	11,558,919	181,286,955	260,185,775	37,474,546

Non-GAAP net margin	-1.2%	0.4%	0.7%	0.7%	-0.5%	0.4%	0.4%

(13) For the fourth quarter of 2016, the reconciling items on the share of equity method investments included the impact of share-based compensation of RMB17.6 million, amortization of intangible assets resulting from assets and business acquisitions of RMB86.8 million, share of amortization of equity investments’ intangibles not on their books of RMB38.4 million, and net income attributable to mezzanine equity holder of RMB64.2 million. For the full year of 2016, the reconciling items on the share of equity method investments included the impact of share-based compensation of RMB53.5 million, amortization of intangible assets resulting from assets and business acquisitions of RMB256.2 million, share of amortization of equity investments’ intangibles not on their books of RMB123.4 million, and net income attributable to mezzanine equity holder of RMB106.2 million. Earning from equity method investments in publicly listed companies and certain privately held companies is recorded one quarter in arrears.

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands)

	For the three months ended				For the year ended
	December 31, 2015	September 30, 2016	December 31, 2016	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2016
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net loss attributable to ordinary shareholders	(7,626,582)	(921,590)	(1,783,123)	(256,823)	(9,378,016)	(3,866,814)	(556,937)
Add: Non-GAAP adjustments to net loss(14)	6,970,404	1,076,937	2,212,568	318,679	8,527,527	4,474,174	644,416
Add: Net income attributable to mezzanine classified non-controlling interests shareholders	—	133,810	136,449	19,653	—	444,657	64,044
Non-GAAP net income/(loss) attributable to ordinary shareholders	(656,178)	289,157	565,894	81,509	(850,489)	1,052,017	151,523

(14) See the table above about the reconciliation of net loss to non-GAAP net income/(loss) for more information of these non-GAAP adjustments.